SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Contents

INVITATION	3
CALL NOTICE	4
MANAGEMENT PROPOSAL	9
1. EGM Procedures	9
1.1. Installation and Approval Quorums	9
1.2. Voting Rights on the Agenda	10
1.3. Admissibility and Attendance at the Meeting	10
2. Management Proposal	19
3. Conclusion	22

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INVITATION

Centrais Elétricas Brasileiras S.A. – ELETROBRAS (“Eletrobras” or “Company”) invites all of its shareholders to attend to its 187th Extraordinary General Meeting (“EGM”), as follows:

Date: June 29, 2023

Time (BRT): 2:00 p.m.

The EGM will be held entirely remotely pursuant to article 124, paragraph 2-A of Law No. 6.404 of December 15 of 1976 (“Brazilian Corporate Law”), article 5, paragraph 2, item I and article 28, paragraphs 2 and 3, of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), and the article 18, paragraph 1, of the Company’s Bylaws, on first call, on June 29, 2023, at 2:00 pm, through the digital platform Zoom (“Digital Platform”), to resolve on the agenda indicated below.

Agenda

1.            Authorize, pursuant to Ordinance no. 556/GM/MME, of October 6, 2021, and Ordinance no. 730/GM/MME, of May 15, 2023, the extension for up to twelve (12) months of the operational transition term of the National Program for Universalization of Access to and Use of Electric Energy ("’Luz para Todos’ Program") and of the National Program for the Universalization of Access to and Use of Electric Power in the Legal Amazon ("’Mais Luz para a Amazônia’ Program"), which will continue to be managed by the Company until, at most, June 17, 2024, keeping the conditions for the reimbursement of the administrative costs expressed in the Operating Manuals of the “Luz para Todos” Program and “Mais Luz para a Amazônia” Program in effect on the date of publication of Ordinance no. 730/GM/MME, of May 15, 2023.

The Company has prepared this Management Proposal, in a concise and objective format, in order to provide its shareholders with relevant information about the agenda, placing its Investor Relations Department at its entire disposal to clarify any additional clarifications.

Service Channels Site: https://ri.eletrobras.com/ Email: assembleiavirtual@eletrobras.com Email: ombudsman-ri@eletrobras.com Telephones: (21) 2514-6333 | 2514-4627 Fax: (21) 2514-5964

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CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held company)

CNPJ No. 00.001.180/0001-26

CALL NOTICE

187th Extraordinary General Meeting

We hereby invite the shareholders of Centrais Elétricas Brasileiras S.A. - Eletrobras ("Eletrobras" or "Company") to attend the Extraordinary General Meeting (“EGM”), to be held on exclusively remotely, pursuant to article 124, paragraph 2-A of Law No. 6.404, of December 15, 1976 (“Brazilian Corporate Law”), article 5, paragraph 2, item I, and article 28, paragrahps 2 and 3 of CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), and article 18, paragraph 1, of the Company’s Bylaws, to be held, on first call, on June 29, 2023, at 2:00 pm, through the digital platform Zoom (“Digital Platform”), to resolve on the agenda below.

Agenda

1.                Authorize, pursuant to Ordinance no. 556/GM/MME, of October 6, 2021, and Ordinance no. 730/GM/MME, of May 15, 2023, the extension for up to twelve (12) months of the operational transition term of the National Program for Universalization of Access to and Use of Electric Energy ("’Luz para Todos’ Program") and of the National Program for the Universalization of Access to and Use of Electric Power in the Legal Amazon ("’Mais Luz para a Amazônia’ Program"), which will continue to be managed by the Company until, at most, June 17, 2024, keeping the conditions for the reimbursement of the administrative costs expressed in the Operating Manuals of the “Luz para Todos” Program and “Mais Luz para a Amazônia” Program in effect on the date of publication of Ordinance no. 730/GM/MME, of May 15, 2023.

Digital Meeting and Voting Ballot

The Company’s decision to hold the EGM exclusively remotely, under the terms of article 124, paragraph 2-A, of the Brazilian Corporate Law, article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of CVM Resolution 81, and of article 18, paragraph 1, of the Company’s Bylaws, aims at facilitating the participation of shareholders and others involved in the EGM. Additionally, shareholders will be granted the right to attend the Meeting by a voting ballot (“Voting Ballot”), pursuant to article 26 and following of CVM Resolution 81.

Therefore the shareholder's participation may be by means of:

(i)	via a Voting Ballot, provided that the detailed information on the documents required for remote voting can be found in the Voting Ballot, which can be accessed on the websites mentioned below; and

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(ii)	via a Digital Platform, in person or by a duly appointed attorney-in-fact, under the terms of article 28, paragraphs 2 and 3, of CVM Resolution 81, in which case the shareholder may: (a) simply attend the EGM, whether or not the shareholder has already sent the Voting Ballot; or (b) attend and vote at the EGM, noting that as to the shareholder who has already sent the Voting Ballot and who, if he wishes to do so, votes at the Meeting via the Digital Platform, all voting instructions received by means of the Voting Ballot will be disregarded.

The guidelines on the rules of conduct to be adopted at the EGM will be available on the Digital Platform.

Voting Ballot

Subject to the procedures provided for in CVM Resolution 81, in the Company’s Reference Form and the instructions contained in the Management Proposal for the EGM, shareholders may exercise their voting rights by completing and submitting the Voting Ballot made available by the Company on the websites of the Company (https://ri.eletrobras.com/), the Brazilian Securities and Exchange Commission (“CVM”) (https://sistemas.cvm.gov.br/) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (https://www.b3.com.br/pt_br/).

Access to the Meeting

Shareholders who wish to attend the EGM via the Digital Platform should log into the website https://qicentral.com.br/m/187-age-eletrobras, create their login and password (by clicking the “Register now” button)and attach all documents required for their admissibility to attend and/or vote at the EGM, at least 02 days prior to the date designated for the EGM, i.e. by June 27, 2023.

Observing the other requirements mentioned in the paragraph above, if the shareholder already has a registration on the Qi Central platform, the shareholder must use their access credentials (e-mail and password).

Required Documents

The shareholders shall provide the following documents to qualify and attend and/or vote at the EGM via the Digital Platform:

(i)	if an individual, a copy of official ID document with a recent photo, valid nationally and within the validity period, if applicable, or if represented by an attorney-in-fact, a copy of the power of attorney granted for less than 1 year and the official ID document with photo,

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provided that such attorney-in-fact shall be another shareholder, Company’s officer or an attorney regularly registered with the Brazilian Bar Association (OAB);

(ii)	if a legal entity, (a) updated bylaws of the shareholder and the documents that provide representative powers for its legal representative within the scope of the EGM, duly registered with the competent bodies, as well as the official ID document of the legal representative; and (b) if applicable, a duly granted attorney-in-fact pursuant to the law and/or the shareholder’s bylaws, together with the attorney-in-fact’s official identity document with a photo; or
(iii)	if an investment fund, a copy of the current and consolidated fund regulations, bylaws or articles of association of the administrator or the fund manager, as the case may be, in compliance with the investment fund voting policy and documents that provides representative powers (minutes of election, term(s) of investiture and/or power of attorney), as well as the official ID document of the legal representative(s) with a recent photo and valid nationally.

The presentation of hard copies of the shareholders’ representative documents to its office is not required, neither a signature notarization (reconhecimento de firma) of the grantors’ signature in the power-of-attorney to represent the shareholder, as well as will not require the notarization, consularization, apostille and notarized translation of any of the foreign shareholders’ documents, therefore, it will be sufficient to send the hard copy of the original documents on the above mentioned website.

The Company will only accept powers of attorney granted digitally by the shareholders by means of digital certification, which should comply with the Brazilian Public Key Infrastructure (ICP-Brasil) standards or by other means that attest the signatory and the integrity of the digital document.

Shareholder Representation

Pursuant to the article 126, paragraph 1st, of the of the Brazilian Corporate Law and the CVM’s decision in the Administrative Proceeding RJ-2014/3578, issued on November 4th, 2014 (“CVM Precedent”), the shareholders may attend the Meeting:

(i)	if an individual, by an attorney-in-fact constituted less than 01 year before (who must be a shareholder, Company’s officer or an attorney regularly enrolled with the Brazilian Bar Association);
(ii)	if a legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Law No. 10,406, of January 10, 2002 ("Brazilian Civil Code"); and
(iii)	if an investment fund, by its administrator and/or fund manager, or by an attorney-in-fact appointed under the terms of its acts of incorporation and in accordance with the rules of the Brazilian Civil Code.

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Declaration of Shareholder Group Membership

Due to the limitation on the exercise of voting rights, provided for in articles 6 and 7 of the Company's Bylaws (as detailed in the Management Proposal), the Company requests, for the purposes of timely examination of the matter, that the shareholders included in the legal situations contemplated in article 8 of the Bylaws, inform which are the members of the eventual group of shareholders up to 02 days prior to the date set for the EGM, i.e., up to 11:59 p.m. on June 27, 2023, by sending the declaration exclusively on the website address: https://qicentral.com.br/m/187-age-eletrobras, specifying the following (“Declaration of Membership in a Group of Shareholders”):

(i)	whether they are part of a voting agreement and whether there are other members of the agreement and their respective stakes;

(ii)	if they are part of an economic group of companies or group of entities with common administration or management or under the same command; and

(iii)	whether they are represented by the same agent, administrator, or representative in any capacity.

The model of Declaration of Membership in a Group of Shareholders is made available by the Company on its website (https://ri.eletrobras.com/informacoes/convocacoes-e-atas/).

Shareholders who do not fit into the legal situations contemplated in article 8 of the Bylaws will not need to send the aforementioned declaration, and the Company will consider that such shareholders state that they do not belong to any “group of shareholders” and that they take responsibility for such statement, given the informational duty provided for in the Company’s Bylaws.

Furthermore, as provided for in article 8, paragraph 5 of the Company’s Bylaws, the chairman and secretary of the Meeting may, if they deem necessary, request the shareholders to provide documents and information to verify whether a shareholder belongs to a “group of shareholders” that may hold 10% or more of the Company’s voting capital.

Admissibility Qualification

By providing all the documents to support their qualification, the shareholders or attorney-in-fact, as the case may be, will receive confirmation of their admissibility to attend the EGM. Pursuant to article 6, paragraph 3 of CVM Resolution 81, if the shareholders fail to provide the required

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documents within the period provided for herein and as detailed in the Management Proposal, they will not be allowed to access the Digital Platform.

Additional Information

The Management Proposal, with detailed information about the rules and procedures for participation and/or remote voting at the EGM, including additional guidelines to send the Voting Ballot, as well as all the documentation pertinent to the matters to be discussed at the Meeting, in accordance with the Brazilian Corporate Law and the regulations in force, are available on the websites of the Company (https://ri.eletrobras.com/), CVM (https://sistemas.cvm.gov.br/) and B3 (https://www.b3.com.br/pt_br/).

Rio de Janeiro, May 26, 2023

Ivan de Souza Monteiro

Chairman of the Board of Directors

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CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly-held company)

CNPJ N.º 00.001.180/0001-26

MANAGEMENT PROPOSAL

187th Extraordinary General Meeting

1.	EGM Procedures

The management of Eletrobras ("Management") hereby submits its proposal regarding the agenda contained in the Call Notice for the 187th Extraordinary General Meeting to be held on June 29, 2023, at 2:00 p.m., exclusively in digital form and through the Zoom Digital Platform, pursuant to article 124, paragraph 2-A, of Law No. 6,404 of December 15, 1976 ("Brazilian Corporate Law"), of article 5, paragraph 2, item I, and article 28, paragraphs 2 and 3, both of CVM Resolution 81, and of article 18, paragraph 1, of the Company's Bylaws.

To ease comprehension and the consideration of the agenda, the Company lists below the relevant information regarding the procedures for installation, attendance and conduction of business, as well as presents the Management Proposal on the matters on the Agenda.

1.1.	Installation and Approval Quorums

Pursuant to article 125 of the Brazilian Corporate Law, for the installation of the EGM on first call, the attendance of shareholders and/or their legal representatives holding an shares corresponding to at least, 1/4 of the total votes conferred by the Company's voting shares is be necessary.

If the installation quorum is not reached, the Company will provide a new call notice with, at least, 8 days in advance. On second call, the EGM will be installed upon the presence of any number of shareholders.

With regard to the approval quorum, pursuant to article 6 of the Eletrobras Bylaws, none Brazilian or foreign, public or private shareholder nor group of shareholders may exercise voting rights in a number greater than the equivalent of 10% of the total number of shares of the Eletrobras voting capital, regardless of their stake in the capital stock. Therefore, in order to calculate the quorums, the Company will take into consideration only the total number of votes given to the voting shares held by the shareholders present at the Meeting.

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Subject to the limit on the exercise of voting rights established in article 6 of the Bylaws, the approval of the matters of the Agenda will depend on the absolute majority of votes of the shareholders present at the EGM, as provided for in article 129 of the Brazilian Corporate Law.

1.2.	Voting Rights on the Agenda

•	Shareholders holding Common Shares: They will be entitled to vote, subject to the restriction of article 6 of the Company’s Bylaws.

•	Shareholders holding Preferred Shares: They will not have voting rights.

1.3.	Admissibility and Attendance at the Meeting

(i)	Documents Required for Participation in the Meeting

To attend the EGM, the shareholders must be holders of common shares issued by the Company, and present the following documents, as listed in the Call Notice:

(a)	if an individual, a copy of the official ID document with a recent photo, national validity and within its validity period (if applicable), or if represented by an attorney-in-fact, a copy of the power of attorney granted for less than 01 year and the official ID document with photo, provided that such attorney-in-fact shall be another shareholder, Company’s officer or an attorney regularly registered with the Brazilian Bar Association (OAB);

(b)	if a legal entity, (i) updated bylaws of the shareholder and the documents that provides representative powers for its legal representative within the scope of the EGM, duly registered with the competent bodies, as well as the official ID document of the legal representative; and (ii) if it is the case, the power of attorney granted in accordance with the law and/or the shareholder’s articles of incorporation, as well as the official ID document with a recent photo of the attorney-in-fact; or

(c)	if an investment fund, a copy of the current and consolidated fund regulations, bylaws or articles of association of the administrator or of the fund manager, as the case may be, in compliance with the investment fund voting policy and documents that provides representative powers (minutes of election, term(s) of investiture and/or power of attorney), as well as the official ID document of the legal representative(s) with a recent photo, valid nationally.

The presentation of the hard copies of the shareholders' documents of representation to its office is exempt, as well as the signature recognition of the grantor in the power-of-attorney for

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representation of the shareholder, the notarization, consularization, apostille and sworn translation of all the foreign shareholder's representation documents being the submission of a simple copy of the original copies of such documents through the above-mentioned website is sufficient. The Company will only accept powers-of-attorney granted by shareholders by electronic means containing digital certification within the standards of the Brazilian Public Key Infrastructure (ICP-Brasil) system or by any other means that proves the authorship and integrity of the document in electronic form.

(ii)	Shareholder Representation

Pursuant to paragraph 1 of article 126 of the Brazilian Corporate Law and “CVM Precedent” (as defined in the Call Notice), the shareholder may be represented at the Meeting in the following ways:

(a)	if an individual, by an attorney-in-fact appointed for less than 1 year (who must be a shareholder, Company’s officer or an attorney regularly registered with the Brazilian Bar Association);
(b)	if legal entity, by its legal representatives or by an attorney-in-fact appointed under the terms of its articles of incorporation or bylaws and in accordance with the rules of the rules of Law nº 10.406, of January 10, 2002 ("Brazilian Civil Code"); or
(c)	if an investment fund, copy of the current and consolidated fund regulations, bylaws or articles of association of the administrator or manager, as the case may be, in compliance with the fund's voting policy and corporate documents that prove the powers of representation (minutes of the directors' election, term(s) of investiture and/or power of attorney), as well as identification documents of the legal representative(s) with a recent and valid national photo.

(iii)	Declaration of Membership in a Group of Shareholders

Pursuant to article 6 of Eletrobras's Bylaws, none Brazilian or foreign, public or private shareholder nor group of shareholders may exercise voting rights in a number greater than the equivalent of 10% of the total number of shares of the Eletrobras voting capital, regardless of their stake in the capital stock.

Pursuant to article 7 of Eletrobras Bylaws, it is not allowed to enter into shareholders' agreements with the purpose of regulating the exercise of voting rights on a number greater than the equivalent of 10% of the total number of shares into which the voting capital of Eletrobras is divided.

Pursuant to article 8 of the Eletrobras Bylaws, the definition of "group of shareholders", for purposes of restricting the exercise of voting rights, includes two or more shareholders who:

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a)	are (i) parties to a voting agreement, either directly or through controlled companies, controlling companies or under common control; (ii) directly or indirectly, controlling shareholder or controlling company of the other or others; (iii) companies directly or indirectly controlled by the same person or company, or group of persons or companies, whether shareholders or not; (iv) companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universality of rights or any other types of organization or undertaking with the same directors or managers, or whose directors or managers are companies directly or indirectly controlled by the same person or company, or group of persons or companies, shareholders or not; and
b)	are any shareholders represented by the same agent, manager or representative in any capacity, except (b.1) in the case of holders of securities issued under the Company's ADR program, when represented by the respective depositary bank; or (b.2) in the case of shareholders who are represented by the attorneys-in-fact indicated by the Company in the item "Representation at the Meeting" of the Management Proposal, in both cases provided they do not fit into any of the hypotheses contemplated in the aforementioned article.

In the case of investment funds with a common manager or administrator, only those whose investment and voting policy at shareholders' meetings is the responsibility of the manager or administrator shall be considered to be members of a group of shareholders.

Due to the limitation on the exercise of voting rights provided for in articles 6 and 7 of the Company's Bylaws, Eletrobras requests, for the purposes of a timely examination of the matter, that the shareholders included in the legal situations contemplated in article 8 of its Bylaws inform the members of any possible shareholder group up to 2 days before the date set for the EGM, that is, by 11:59 pm of June 27, 2023, by sending the "Declaration of Membership In a Group of Shareholders" (as defined in the Call Notice) exclusively to the website address https://qicentral.com.br/m/187-age-eletrobras, specifying the following:

a)	if they are part of a voting agreement and if there are other members of the agreement and their respective interest;
b)	if they are part of an economic group of companies or group of entities with common management or administration or under the same command; and
c)	if they are represented by the same agent, manager or representative in any capacity.

The model of Declaration of Membership In a Group of Shareholders is made available by the Company on its website (https://ri.eletrobras.com/informacoes/convocacoes-e-atas/).

Shareholders who do not fit into the legal situations contemplated in article 8 of the Bylaws will not need to send the aforementioned declaration, and the Company will consider that such shareholders state that they do not belong to any "shareholder group" and that they are

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responsible for such statement, given the informational duty provided for in the Company's Bylaws.

Furthermore, as provided for in article 8, paragraph 5 of the Company's Bylaws, the chairman and secretary of the Meeting may, if they deem necessary, request documents and information from shareholders to verify whether a shareholder belongs to a "group of shareholders" that may hold 10% or more of the Company's voting capital.

(iv)	Registration and Accreditation for Participation in the Meeting

Shareholders who wish to attend the EGM, in order to manifest themselves and/or exercise the right vote, via the Digital Platform, must complete all registration data at the website https://qicentral.com.br/m/187-age-eletrobras and attach all documents supporting the qualification (in full and as listed above) to the aforementioned website at least 02 days prior to the date set for the EGM, i.e., until at 11:59 p.m. on June 27, 2023.

For this Meeting, the Company will use a new shareholder registration and accreditation system, called “Qi Central”. To access the system, the shareholder must:

a)	If the shareholder is registered with the platform, they must use the same access credentials, entering his/her e-mail address and password; and
b)	If it is the shareholder’s first access, you must click on "Register Now", and enter your email address. After that, the system will send a verification code to the informed e-mail address so that the shareholder can complete his/her registration.

The Company will verify the documents and the shareholders will receive confirmation of their admissibility to attend the EGM via Digital Platform. In case of insufficient documentation, the shareholder shall provide the remaining documentation on the website https://qicentral.com.br/m/187-age-eletrobras until at 11:59 p.m. on June 27, 2023.

If applicable, the attorney-in-fact shall complete the registration with their information on the website https://qicentral.com.br/m/187-age-eletrobras and on the same website indicate each shareholder that he is representing and provide the respective documents attesting the shareholders status and representation as mentioned above. After the attorney-in-fact complete the register, they will be redirected to the register of the represented shareholders, however, if they leave the website page and wish to add more represented shareholders, the attorney-in-fact will need to access the website https://qicentral.com.br/m/187-age-eletrobras and login with the password created at the time of the registration.

The attorney-in-fact will receive individual confirmation on the qualification status of each shareholder registered in their register and will provide, if necessary, the complementation of documents.

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If representing more than one shareholder, the attorney-in-fact may only vote at the EGM by the shareholders whose qualification has been confirmed by the Company. In this case, the attorney-in-fact shall pay attention to paragraph 2 of article 8 of the Bylaws, which establishes that, for purposes of the voting limitation established in articles 6 and 7 of the Bylaws, which establishes that they will be considered as belonging to the same group of shareholders, any shareholders represented by the same agent, manager or representative in any capacity, with the exception of (a) the holders of securities issued under the Company's American Depositary Receipt (“ADR”) program, when represented by the respective depositary bank; and (b) of the shareholders represented by the attorneys-in-fact indicated by the Company in item (ii) "Representation at the Meeting" of this Proposal, in both cases; as long as they do not fit into any of the hypotheses contemplated in the aforementioned article.

Attendance at the EGM via Digital Platform will be restricted to shareholders or their attorneys-in-fact that register according to this Management Proposal ("Admitted Shareholders"). The Company warns shareholders that if they fail to provide all the required documents to attend the meeting within the period referred herein, they will not be able to attend the EGM.

The Admitted Shareholders or their attorneys-in-fact commit to: (a) use the individual registration only and exclusively for the remote monitoring of the EGM; (b) not transfer or disclose, in whole or in part, the individual registration to any third party, shareholder or not, the registration being non-transferable; and (c) not to record or reproduce, in whole or in part, nor to transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the EGM.

If a certain Admitted Shareholder does not receive the confirmation for virtual access at the EGM up to 08 hours before the beginning of the EGM, they must contact the Company's Investor Relations Superintendence by the e- mail assembleiavirtual@eletrobras.com up to 4 hours before the beginning of the EGM.

(v)	Attendance at the EGM via Digital Platform

The Admitted Shareholders who attend the Meeting via Digital Platform made available by the Company will be considered present at the EGM (and able to exercise their respective voting rights) and sign the respective minutes, under the terms of article 47, item III and paragraph 1 of CVM Resolution 81.

In turn, an Admitted Shareholder who has already sent the Voting Ballot may also, if they wish, register to attend the EGM via Digital Platform, provided that they do so in the manner and within the period described in this Management Proposal. In this case the shareholder may: (i) simply attend the EGM, whether or not they have sent the Voting Ballot; or (ii) attend and vote in the EGM, noting that, as to

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the shareholder who has already sent the Voting Ballot and who, if they wish, votes in the EGM, all voting instructions received through the Voting Ballot will be disregarded.

It should be noted that the Digital Platform meets the requirements set forth in article 28, paragraph 1 and items I to III of CVM Resolution 81, namely: (a) the possibility of simultaneous manifestation and access to documents presented during the EGM that have not been made available previously; (b) full recording, by the Company, of the EGM; (c) the possibility of communication among attending shareholders; and (d) ensure the registration of the presence of the shareholders and their respective votes.

The EGM will be fully recorded, and therefore the Admitted Shareholder, by accessing the Digital Platform and attending the EGM, is aware of and authorizes the Company to record and make use of the EGM information, including that of the Admitted Shareholder as a participant in the EGM, consenting to the performance by the Company, as well as by third parties authorized by the Company, in compliance with applicable legal and regulatory limitations, of collection, classification, access, reproduction, transmission distribution, processing, filing, evaluation, control, transfer, dissemination, extraction, recording, organization, structuring, storage, sharing, adaptation, recovery, consultation, use, disclosure by transmission, dissemination or other form of making available, correlation or combination or restriction of the information contained in the EGM, including the Admitted Shareholder as a participant in the EGM, provided that the applicable laws and regulations are observed. The purposes of all the uses mentioned herein shall be for: (a) recording the possibility of manifesting and viewing the documents presented during the EGM; (b) recording the authenticity and security of the communications during the EGM; (c) recording the presence of the Admitted Shareholders at the EGM (d) recording the Admitted Shareholders votes at the EGM; (e) compliance with judicial, arbitral, legal, administrative, regulatory, or self-regulatory determinations; and (f) if the information is necessary to defend the rights of the Company and its administrators in the judicial, arbitral, administrative, regulatory, and/or self-regulatory jurisdictions.

Each Admitted Shareholder expressly acknowledges, understands and agrees that:

a)	the recordings and their information will be used and processed by the Company for a period of 5 years and, thereafter, may be deleted (unless by judicial, arbitral, legal, administrative, regulatory or self-regulatory determination or in the context of certain defense of the rights of the Company and its managers within the scope of a judicial, arbitral, administrative or self-regulatory proceeding);
b)	the various processing of their information due to legal or regulatory obligations, of which the respective party controlling the data is an integral part, which is in the Admitted Shareholder's interest, according to their legitimate expectations, based on the support and promotion of the Company's activity; and

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c)	that the rights over their personal data may be exercised, only in the manner possibly permitted by applicable laws and regulations, by express communication to the Company.

Any Admitted Shareholder who wishes:

a)	to express their opinion on a certain matter on the EGM agenda must use the Digital Platform to register such request, so that, the opportunity to speak out may be given to such Admitted Shareholder in the order in which such requests are received by the EGM Board, through the opening of its audio. To maintain order and ensure the EGM progresses in a timely manner, a maximum time may be established for the manifestation of each participating shareholder; and
b)	to have the opportunity to speak out on a matter not related to the Agenda of the EGM must use the usual communication channels for contact with the Company set forth in the Company’s Investor Relations area.

Any written manifestation related to the Agenda of the EGM, sent to the EGM board on the e-mail assembleiavirtual@eletrobras.com until the end of the EGM, by any Admitted Shareholder or their attorney-in-fact, will be attached to the EGM minutes, if expressly requested.

The Company:

a)	is not responsible for connection problems that the Admitted Shareholders may experience and other situations that are not under the Company's control, such as internet connection instability or incompatibility of the Digital Platform with the Admitted Shareholder's equipment;
b)	strongly recommends that Admitted Shareholderstest and familiarize themselves with the Digital Platform in advance in order to avoid incompatibility of their electronic equipment with the Digital Platform and other problems with its use on the day of the EGM, and access the Digital Platform at least 30 minutes before the beginning of the EGM in order to avoid possible operational problems; and
c)	in order to assist its shareholders, will provide remote technical support and make available to Admitted Shareholders a guide with basic instructions for accessing the EGM via Digital Platform.

Any questions or clarifications about the issues above may be solved or obtained, as the case may be, by contacting the Investor Relations Office, by means of the e-mail assembleiavirtual@eletrobras.com.

(vi)	Voting Ballot

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As provided for in CVM Resolution 81, pursuant to article 26, paragraph 2, Eletrobras will make available, up to 1 month before the date set for the EGM, the Voting Ballot in order to enable its shareholders to attend remotely, in accordance with the model made available on the Company's websites (https://ri.eletrobras.com/), CVM’s website (https://sistemas.cvm.gov.br/) and B3’s website (https://www.b3.com.br/pt_br/).

To attend the EGM through this method, the Company's shareholders must fill in the appropriate fields, sign the Voting Ballot and send it, up to seven (7) days prior to the date of the EGM, to: (a) Banco Bradesco S.A., the bookkeeping agent for the shares issued by the Company ("Bookkeeper"); (b) the custody agent responsible for the custody of the shares issued by the Company to which they belong ("Custody Agent"), provided that they are qualified to receive the Voting Ballot under the terms of CVM Resolution 81; or, further, (c) the Company, directly, by mail or electronic mail.

a)	Bookkeeper

To that end, Eletrobras informs that the Bookkeeper, under the terms of the agreement signed with the Company, will receive the Voting Ballot at all of its network of bank branches throughout the national territory, subject to the procedures established by the Bookkeeper. The shareholders or their representatives shall attend any bank branch of the Bookkeeper, bearing valid, original identity document with photo and, in case of shareholders considered legal entities and/or represented by power of attorney, the competent representation documents must be presented, in addition to the Voting Ballot.

b)	Custody Agents

Under CVM Resolution 81, Custodian Agents may, but are not required to, receive the Voting Ballots from the Company's shareholders. As a result, shareholders are recommended to check with the respective Custodian Agent whether it will provide such service, as well as its costs and procedures. In cases where the Custodian Agents chooses to receive the Voting Ballots, the Company's shareholders may also, at their sole discretion, send the Voting Ballots directly to such Agents.

c)	Company

Pursuant to CVM Resolution 81, shareholders who so wish may also forward the Voting Ballot directly to the Company, and in this case must observe the following rules:

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i.	the Voting Ballot will only be received when sent by e-mail to the following e-mail address: ombudsman-ri@eletrobras.com. The Company will not require the originals to be sent to it;the Voting Ballot shall contain the place, date and signature of the requesting shareholder. If the shareholder is considered a legal entity under Brazilian law, the signature must be that of its legal representatives, or attorneys-in-fact with powers to practice this type of act; and
ii.	the Voting Form sent directly to the Company must be accompanied by documentation proving the quality of shareholder or legal representative of the signing shareholder, thus observing the requirements and formalities indicated in item 1.3 (ii) above.

General Information

Any Voting Ballot that is unaccompanied by the documentation necessary to prove the status of a shareholder, or to prove such shareholder’s representation will not be considered valid, and consequently will not be processed by the Company, but may be corrected and resent by the shareholder to the Company, subject to the deadlines and procedures established in CVM Resolution 81.

Any Voting Ballot that is received by the Bookkeeperor the Custody Agent and/or the Company (as the case may be) up to 07 days prior to the date of the EGM pursuant to article 27 of CVM Resolution 81 will be accepted. Any Voting Ballot that is delivered after this term will be considered invalid and will not be processed by the Company.

After the expiration of the aforementioned term, should there remain items not filled out on the Voting Ballots submitted, the Company will consider them as an abstention from voting in relation to such matters.

2.	Management Proposal

In recapitulation, the agenda contemplates the following single deliberative item:

1. Authorize, pursuant to Ordinance no. 556/GM/MME, of October 6, 2021, and Ordinance no. 730/GM/MME, of May 15, 2023, the extension for up to twelve (12) months of the operational transition term of the National Program for Universalization of Access to and Use of Electric Energy ("’Luz para Todos’ Program") and of the National Program for the Universalization of Access to and Use of Electric Power in the Legal Amazon ("’Mais Luz para a Amazônia’ Program"), which will continue to be managed by the Company until, at most, June 17, 2024, keeping the conditions for the reimbursement of the administrative costs expressed in the Operating Manuals of the “Luz para Todos” Program and “Mais Luz para a Amazônia” Program in effect on the date of publication of Ordinance no. 730/GM/MME, of May 15, 2023.

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On the occasion of the 181st Eletrobras EGM, which approved the conditions for the Company's capitalization and privatization process, concluded on June 17, 2022, it was decided to authorize the Company to continue providing services related to the management of government programs and federal assets ("BUSA") for a period of one year from the effective privatization, as consequence to achieve the operational transition of these activities to the recently created Empresa Brasileira de Participações em Energia Nuclear e Binacional S. A. ("ENBPar").

As a result of the above resolution, on April 22, 2022, the Company and ENBPar entered into the Transition and Transfer of Sector Programs and BUSA Management Agreement (Contrato de Transição e Transferência da Gestão dos Programas Setoriais e dos BUSA), valid until June 17, 2023 ("Transition Agreement"), to establish the applicable rules during the transition period, which the operating and administrative activities associated with the management of BUSA and the government programs would be transferred.

Despite those efforts, the government requested Eletrobras to extend the transition period for two specific sector programs (“Luz para Todos” Program and “Mais Luz para a Amazônia” Program), reason why the Ministry of Mines and Energy ("MME") issued the Ordinance nº 730/GM/MME, of May 15, 2023, which authorized the extension, for up to 12 months, of the term of execution of the Transition Agreement, concerning specifically the two programs mentioned above, ensuring the maintenance of the conditions currently in force that allow the reimbursement of the costs to be spent by the Company.

To illustrate, it is worth clarifying that the mentioned programs serve a specific social purpose, as shown below:

•       “Luz para Todos” Program (Ordinance No. 7,520/2011): It is intended to provide access to electrical energy to the portion of the population in rural areas that does not have access to this public service.

•       “Mais Luz para a Amazônia” Program (Ordinance nº 10.221/2020): It is intended to provide access to electrical energy to the Brazilian population residing in remote regions of the Legal Amazon.

Since this is an instrument for the development of public policies, using sectorial resources, these programs are subject to analysis and inspection by control agencies, therefore the actions and procedures carried out by Eletrobras will remain subject to these external controls, as the operator.

It is also worth pointing out that the Ordinances issued by the MME, together with the Transition Agreement, the applicable normative acts to the referred programs and their respective

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operationalization manuals, assure Eletrobras, as the temporary operationalizing agent, the reimbursement of its incurred administrative costs.

Additionally, since these are essential public services aimed at the social inclusion and development of underprivileged population located in remote regions of Brazil, by giving access to and uninterrupted supply of electricity, and bearing in mind that Eletrobras' purpose is to allocate its energy for the sustainable development of the society and to be recognized for its excellence, innovation and sustainability practices, the Company's management subscribes to the understanding that the proposed extension of the transition period, under the terms contained in the agenda, is consistent with the Company's social responsibilities, fosters respect for the human rights of the communities and population involved, and is aligned with the Sustainable Development Goals ("SDGs") prioritized by Eletrobras in its 2022 Annual Report, notably:

•	SDG 7 - Clean and Affordable Energy;
•	SDG 8 - Decent Work and Economic Growth;
•	SDG 10 - Reduce Inequalities;
•	SDG 11 - Sustainable Cities and Communities;
•	SDG 12 - Sustainable Consumption and Production;
•	SDG 13 - Action Against Global Climate Change;
•	SDG 15 - Life on Earth; and

•       SDG 16 - Peace, Justice and Effective Institutions.

Finally, the Company clarifies that the Transition Agreement Amendment is currently being prepared by the Company's and ENBPar's management, but its terms and conditions will essentially reflect the provisions contained in this Management Proposal – as the extension of the operational transition period for the management of the activities of the programs “Luz para Todos” Program and “Mais Luz para a Amazônia” Program, for up to 12 additional months, ending on June 17, 2024, at the latest; and the reimbursement of the costs incurred by Eletrobras with said administration.

3.	Conclusion

In view of the above mentioned, the Company's Board of Directors recommends the approval of the proposal contained in the agenda for the 187th EGM, as well as the attentive reading of all the related documentation made available to the shareholders, under the terms of this Management Proposal.

Rio de Janeiro, May 26, 2023

Ivan de Souza Monteiro

Chairman of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.